Exhibit 99.3

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Financial Statements for the Years Ended December 31, 2022 and 2021

and Independent Auditor’s Report

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Financial Statements

For the Years Ended December 31, 2022 and 2021 (Unaudited)

Independent Auditor’s Report

840 North Michigan Avenue, Tenant-in-Common Interests

Rye, New York

Opinion

We have audited the combined financial statements of 840 North Michigan Avenue, Tenant-in-Common Interests (the “Commonly-Held Property”), which comprise the combined balance sheet as of December 31, 2022, and the related combined statements of operations, tenant-in-common interests, and cash flows for the year then ended, and the related notes to the combined financial statements.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of the Commonly-Held Property as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Commonly-Held Property and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Commonly-Held Property’s ability to continue as a going concern within one year after the date that the combined financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Commonly-Held Property’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Commonly-Held Property’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

New York, New York

March 1, 2023

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Balance Sheets

	December 31,	December 31,
(in thousands)	2022	2021
Assets		(Unaudited)
Operating real estate:
Land	$11,931	$20,698
Buildings and improvements	93,708	142,364
Construction in progress	101	52
	105,740	163,114
Less: accumulated depreciation	(28,010)	(24,819)
Net operating real estate	77,730	138,295
Cash	1,175	1,347
Rents receivable	591	1,167
Prepaid expenses	18	19
Acquired lease intangibles, net of accumulated amortization of $12,661 and $11,094, respectively	1,383	2,950
Total assets	$80,897	$143,778

Liabilities and tenant-in-common interests
Acquired lease intangibles, net of accumulated amortization of ($8,553) and ($5,009), respectively	$2,362	$5,906
Accounts payable and accrued expenses	3,027	4,370
Due to affiliates	2	99
Deferred income and other liabilities	3,771	1,451
Total liabilities	9,162	11,826
Commitments and contingencies (Note 8)
Tenant-in-common interests	71,735	131,952
Total liabilities and tenant-in-common interests	$80,897	$143,778

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Statements of Operations

	Year Ended December 31,
(in thousands)	2022	2021	2020
Revenues		(Unaudited)	(Unaudited)
Rental income	$13,590	$13,926	$12,147
Total revenues	13,590	13,926	12,147
Operating expenses
Depreciation and amortization	4,757	5,135	5,359
Property operating	653	457	456
Real estate taxes	1,397	4,064	3,731
Impairment charge	57,423	—	—
Total operating expenses	64,230	9,656	9,546

Net (loss) income	(50,640)	4,270	2,601

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenants-in-Common Interests

Combined Statements of Tenant-in-Common Interests

Years Ended December 31, 2022 and 2021 (Unaudited)

(in thousands)	Acadia	CHUSA	Total
Combined tenant-in-common interests at January 1, 2020 (Unaudited)	$126,493	$16,550	$143,043
Distributions to tenant-in-common interests	(7,742)	(1,013)	(8,755)
Net income allocated to tenant-in-common interests	2,300	301	2,601
Combined tenant-in-common interests at December 31, 2020 (Unaudited)	$121,051	$15,838	$136,889

Distributions to tenant-in-common interests	(8,142)	(1,065)	(9,207)
Net income allocated to tenant-in-common interests	3,776	494	4,270
Combined tenant-in-common interests at December 31, 2021 (Unaudited)	$116,685	$15,267	$131,952

Distributions to tenant-in-common interests	(8,470)	(1,107)	(9,577)
Net (loss) allocated to tenant-in-common interests	(44,781)	(5,859)	(50,640)
Combined tenant-in-common interests at December 31, 2022	$63,434	$8,301	$71,735

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		(Unaudited)	(Unaudited)
Net (loss) income	$(50,640)	$4,270	$2,601
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	4,757	5,135	5,359
Impairment charge	57,423	—	—
Amortization of lease intangibles	(3,544)	(1,468)	(582)
Straight-line rents	512	441	372
Changes in assets and liabilities:
Due to/(from) affiliates	(97)	98	(44)
Prepaid expenses and other assets	1	17	11
Rents receivable	64	(13)	(13)
Accounts payable and accrued expenses	(1,342)	338	(54)
Deferred income and other liabilities	2,320	18	616
Net cash provided by operating activities	9,454	8,836	8,266
CASH FLOWS FROM INVESTING ACTIVITIES
Development, construction and property improvement costs	(49)	(52)	—
Net cash used in investing activities	(49)	(52)	—
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(9,577)	(9,207)	(8,755)
Net cash used in financing activities	(9,577)	(9,207)	(8,755)
Decrease in cash	(172)	(423)	(489)
Cash beginning of year	1,347	1,770	2,259
Cash end of year	$1,175	$1,347	$1,770

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

(dollars in thousands)

1. Organization

On December 3, 2014, two unrelated parties acquired an undivided 100% tenant-in-common (“TIC”) interest in a commercial retail property located at 840 North Michigan Avenue in Chicago, Illinois (the “commonly-held property”). 840 North Michigan Avenue Acquisition LLC (“Acadia”), a wholly-owned subsidiary of Acadia Realty Limited Partnership, holds an 88.43% TIC interest, and the remaining 11.57% TIC interest is held by an unaffiliated third-party CHUSA LLC (“CHUSA”), pursuant to the terms of the tenants-in-common agreement (the “TIC Agreement”). These combined financial statements represent 100% of the combined TIC interest in the commonly-held property for the years ended December 31, 2022 and 2021 and are being presented to satisfy certain reporting requirements of Acadia Realty Trust.

These combined financial statements exclude a $73.5 million mortgage loan (the "Mortgage Loan") and the related interest expense, which is the obligation of the individual TIC interest holders.

2. Summary of Significant Accounting Policies

Use of Estimates

Accounting principles generally accepted in the United States of America (“GAAP”) require estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition and the collectability of rents receivable. Application of these estimates and assumptions requires the exercise of judgement as to future uncertainties and, as a result, actual results could differ from these estimates.

Real Estate

Land, buildings improvements, and other property are carried at cost less accumulated depreciation. Improvements and significant renovations that extend the useful lives of the property are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation is computed on the straight-line basis over estimated useful lives of the assets as follows:

Buildings and improvements Useful life of 40 years for buildings and 15 years for improvements

Tenant improvements Shorter of economic life or lease terms

Upon acquisition of the real estate property, Management assessed the fair value of acquired assets and assumed liabilities (including land, buildings, and improvements, and identified intangibles such as above- and below-market leases and acquired in-place leases) and assumed liabilities in accordance with ASC Topic 805, “Business Combinations” and ASC Topic 350 “Intangibles – Goodwill and Other,” and allocated the acquisition price based on these assessments. As the acquisition of the property did not meet the criteria for a business combination, the property was accounted for as an asset acquisition; therefore, no goodwill was recorded, and acquisition costs were capitalized.

Management assessed the fair value of its tangible assets acquired and assumed liabilities based on estimated cash flow projections that utilized appropriate discount and capitalization rates and available market information at the measurement period. Estimates of future cash flows were based on several factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

In determining the value of above- and below-market leases, Management estimated the present value difference between contractual rent obligations and estimated market rate of leases at the time of the transaction. To the extent there were fixed-rate options at below-market rental rates, management included these periods along with the current term below-market rent in arriving at the fair value of the acquired leases. The discounted difference between contract and market rents is being amortized to rental income over the remaining applicable lease term, inclusive of any option periods.

In determining the value of acquired in-place leases, Management considered market conditions at the time of the transaction and values the costs to execute similar leases during the expected lease-up period from vacancy to existing occupancy, including carrying costs. The value assigned to in-place leases and tenant relationships is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs (e.g., lease intangibles) relating to that lease would be written off.

Construction in progress pertains to construction activity at the commonly-held property that are in service and continue to operate during the construction period.

Real Estate Impairment – Impairment losses on a long-lived asset used in operations will be recorded when events and circumstances indicate that the asset might be impaired and the estimated undiscounted cash flows, without interest charges to be generated by the asset is less than the carrying amounts of the asset. The commonly-held property is reviewed periodically to determine if its carrying amounts will be recovered from future operating cash flows. In cases where the carrying amount is not expected to be recovered, an impairment loss will be recognized. The determination of anticipated undiscounted cash flows is inherently subjective, requiring significant estimates made by management, and considers the most likely expected course of action at the balance sheet date based on current plans, intended holding periods and available market information. If management is evaluating the potential sale of an asset, the undiscounted future cash flows analysis is probability-weighted based upon management’s best estimate of the likelihood of the alternative courses of action as of the balance sheet date. Such cash flow projections consider factors such as expected future operating income, trends, and prospects, as well as the effects of demand, competition, and other factors. If an impairment is indicated, an impairment loss is recognized based on the excess of the carrying amount of the asset over its estimated fair value.

Impairment charges totaled $57,423 for the year ended December 31, 2022 (Note 7). No impairment losses were recognized in 2021.

Revenue Recognition and Accounts Receivable

Management accounts for its leases under Accounting Standard Codification (“ASC”) 842, Leases. Pursuant to ASC 842, management has made an accounting policy election to not separate the non-lease components from its leases, such as common area maintenance, and has accounted for each of its leases as a single lease component. In addition, management has elected to account only for those taxes that it pays on behalf of the tenant as reimbursable costs and will not account for those taxes paid directly by the tenant. Minimum rents from tenants are recognized using the straight-line method over the non-cancelable lease term of the respective leases. Lease termination fees are recognized upon the effective termination of a tenant’s lease when there are no further obligations under the lease. As of December 31, 2022 and 2021, unbilled rents receivable relating to the straight-lining of rents of $540 and $1,052, respectively, are included in Rents Receivable on the accompanying balance sheets. In addition, leases typically provide for the reimbursement of real estate taxes, insurance, and other property operating expenses. These reimbursements are recognized as revenue in the period the related expenses are incurred. To the extent that real estate taxes, insurance, and other property operating expenses are prepaid, they are included in Deferred income and other liabilities on the combined balance sheets.

Management assesses the collectability of its accounts receivable related to tenant revenues under ASC 842 related to billed rents, straight-line rents, recoveries from tenants, and other revenue taking into consideration historical write-off experience, tenant creditworthiness, current economic trends, and remaining lease terms. At both December 31, 2022 and December 31, 2021, there is no provision for doubtful accounts.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed the limits insured by the Federal Deposit Insurance Corporation.

Income Taxes

No provision for income taxes is necessary in these financial statements because, as a TIC interest, the tax effect of its activities accrues to the individual TIC interest holders.

Concentration of Credit Risk

There is a concentration of credit risk as space in the property is 100% leased to two tenants which terms expire at various dates through March 20, 2024, not including renewal options. It is anticipated that both of these tenants will not renew upon expiration of its current term, including one such tenant that comprises approximately 68.1% of the space with a scheduled expiration in August 2023. These two tenants each accounted for more than 10% of total revenues for the year ended December 31, 2022 and 2021.

3. Lease Intangibles

Upon acquisitions of real estate, management assesses the fair value of acquired assets (including land, buildings, and improvements, and identified intangibles such as above- and below-market leases, including below- market options and acquired in-place leases) and assumed liabilities. The lease intangibles are amortized over the remaining terms of the respective leases, including option periods where applicable.

Intangible assets and liabilities are summarized as follows (in thousands):

	December 31, 2022			December 31, 2021 (Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable Intangible Assets
In-place lease intangible assets	$2,950	$(1,567)	$1,383	$4,516	$(1,566)	$2,950
	$2,950	$(1,567)	$1,383	$4,516	$(1,566)	$2,950

Amortizable Intangible Liabilities
Below-market rent	$(5,906)	$3,544	$(2,362)	$(7,374)	$1,468	$(5,906)
	$(5,906)	$3,544	$(2,362)	$(7,374)	$1,468	$(5,906)

Amortization of in-place lease intangible assets is recorded in depreciation and amortization expense and amortization of above-market rent and below-market rent is recorded as a reduction to and increase to rental income, respectively, in the statements of operations.

The scheduled amortization of acquired lease intangible assets and liabilities, net as of December 31, 2022 is as follows:

Years Ending December 31,	Net Increase in Lease Revenues	Increase to Amortization	Net (Expense) Income
2023	$2,362	$(1,238)	$1,124
2024	—	(145)	(145)
2025	—	—	—
2026	—	—	—
2027	—	—	—
Thereafter	—	—	—
Total	$2,362	$(1,383)	$979

4. Mortgage Loan Payable (Not Reflected in Combined Financial Statements)

In connection with the acquisition of the commonly-held property, each TIC interest holder is party to the Mortgage Loan. The Mortgage Loan is subject to certain debt service coverage ratio requirements, with which the commonly-held property is compliant as of December 31, 2022 and 2021. Interest expense on the Mortgage Loan was $3,145 for the year ended December 31, 2022 and $3,180 for the year ended December 31, 2021. The Mortgage Loan and related interest expense is the responsibility of the individual TIC-interest holders and is not reflected in these combined financial statements.

The following table summarizes the mortgage notes payable as of December 31, 2022 and 2021:

			December 31,
Description	Interest Rate	Maturity Date	2022	2021
Secured				(Unaudited)
Promissory Note	4.49%	February 10, 2025	55,000	55,000
Additional Advance Promissory Note	3.97%	February 10, 2025	18,500	18,500
Total Debt			73,500	73,500

Scheduled Debt Principal Payments

The scheduled principal repayments, without regard to available extension options (described further below) as of December 31, 2022 are as follows:

Year Ending December 31,
2023	$—
2024	—
2025	73,500
2026	—
2027	—
Thereafter	—
Total indebtedness	73,500

5. Related Party Transactions

Acadia Realty Limited Partnership (the "ARLP Manager"), an affiliate of Acadia, and Parkside Realty, Inc. (“Parkside Manager” and collectively, “Property Managers”), were engaged by the TIC interest holders to perform respective property management duties for the commonly-held property pursuant to the terms of the property management agreement (the “Management Agreement”). Under the Management Agreement, the ARLP Manager and Parkside Manager each receive a property management fee equal to 1.0% of the monthly gross revenues of the commonly-held property. Total management fees earned by the Property Managers for the year ended December 31, 2022 and 2021 were $259 and $257, respectively, and are included in Property operating expenses on the combined statements of operations. Payables due to Property Managers totaled $2 and $99 at December 31, 2022 and 2021, respectively.

6. Tenant Leases

Space in the commonly-held property is currently 100% leased to two tenants which terms expire at various dates through March 20, 2024. Space is generally leased to tenants pursuant to agreements that provide for terms ranging generally from three to ten years and generally provide for additional rents based on certain operating expenses. It is anticipated that both of these tenants will not renew upon expiration of its current term, including one such tenant that comprises approximately 68.1% of the space with a scheduled expiration in August 2023. During the years ended December 31, 2022 and 2021, variable-lease revenue of $2,047 and $4,461, respectively, primarily for real estate taxes and common area maintenance charges are included in rental income in the combined statements of operations.

Minimum future annual rentals to be received under non-cancelable operating leases as of December 31, 2022 are summarized as follows:

Year Ending December 31,	Minimum Rental Revenues
2023	$6,368
2024	665
2025	5
2026	2
2027	—
Thereafter	—
Total	$7,040

7. Impairment

During 2022, management identified an impairment indicator of a significant decrease in the market price of its real estate. As a result, management recorded impairment charges of $57,423 for the year ended December 31, 2022. The fair value of these assets were derived using discounted cash flow analyses based on Level 3 inputs based on projections of: holding period, net operating income, capitalization rate, and incremental costs.

8. Commitments and Contingencies

As an acquirer and holder of real estate, the TIC is subject to various federal and local environmental laws. Compliance by the TIC with existing laws has not had a material adverse effect on the TIC and management does not believe that it will have a negative impact in the future. However, the TIC cannot predict the impact of new or changed laws or regulations on its current investment in operating real estate.

The TIC may, over time, be subject to routine litigation arising out of the normal course of business, none of which is expected to have a material adverse effect on the financial position, results of operations or liquidity of the TIC.

9. Tenants-in-Common Interests

The TIC Agreement includes, among other matters, the rights and limitations of the TIC interest holders.

Pursuant to the TIC Agreement, each TIC interest holder is responsible for its pro-rata share of contributions which may be required thereunder in connection with the ownership, operation, management, and maintenance of the commonly-held property, and each TIC interest holder is entitled to receive its pro-rata share of applicable revenues and proceeds derived from the commonly-held property in accordance with the terms thereof.

10. Subsequent Events

Management has performed subsequent events procedures through March 1, 2023, which is the date the financial statements were available to be issued. No material subsequent events have occurred since December 31, 2022, that require recognition or disclosure in the combined financial statements.